Exhibit 99.1

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2023 and December 31, 2022

(Expressed in U.S. dollar, except for the number of shares and per share data)

	June 30, 2023	December 31, 2022

ASSETS
Current Assets
Cash and cash equivalents	$11,286,821	$11,520,453
Short-term investments	936,098	518,416
Accounts receivable, net	3,364,768	6,772,988
Inventories	513,457	189,106
Prepayments	1,127,732	1,027,989
Prepayments – related parties	1,048	115,989
Loans receivable	275,813	1,840,000
Due from affiliates	-	226,179
Other current assets	1,048,364	493,040
Total Current Assets	18,554,101	22,704,160

Investment in equity method investees	1,121,783	1,179,300
Investment in an equity security	84,606	84,606
Goodwill	5,485,862	5,767,504
Property and equipment, net	2,390,737	3,890,947
Deposit and prepayment for properties	11,722	239,481
Prepayments for lease of land	279,591	304,787
Intangible assets, net	711,487	912,054
Right of use assets	1,373,612	1,666,777
Deferred tax assets	512,622	1,864,729
Total Assets	$30,526,123	$38,614,345

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$6,475	$140,834
Advances from customers	384,981	395,263
Income tax payable	130,514	2,292,765
Operating lease liabilities, current portion	386,133	480,633
Accrued expenses and other liabilities	832,839	855,540
Total Current Liabilities	1,740,942	4,165,035

Operating lease liabilities, noncurrent portion	1,056,764	1,221,845
Deferred tax liabilities	556,044	208,200
Total Liabilities	3,353,750	5,595,080

Commitments and Contingencies

Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 20,531,423 and 20,531,423 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively)	2,054	2,054
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively)	550	550
Additional paid-in capital	25,060,797	24,998,388
Statutory reserve	1,315,017	1,315,017
(Accumulated deficits) Retained earnings	(597,553)	4,124,037
Accumulated other comprehensive loss	(1,492,919)	(511,824)
Total Zhongchao Inc. Shareholders’ Equity	24,287,946	29,928,222

Non-controlling interests	2,884,427	3,091,043
Total Equity	27,172,373	33,019,265

Total Liabilities and Equity	$30,526,123	$38,614,345

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2023 and 2022

(Expressed in U.S. dollar, except for the number of shares and per share data)

	For the Six Months Ended June 30,
	2023	2022
Revenues:
Services	$4,856,333	$7,295,439
Products	5,519,837	-
Total revenues	10,376,170	7,295,439
Cost of revenues:
Services	(2,710,770)	(2,236,718)
Products	(3,342,061)	-
Total cost of revenues	(6,052,831)	(2,236,718)
Gross Profit	4,323,339	5,058,721

Operating Expenses
Selling and marketing expenses	(3,945,328)	(1,316,733)
General and administrative expenses	(4,639,182)	(3,046,045)
Research and development expenses	(298,987)	(153,290)
Impairment of property and equipment	(1,464,413)	-
Total Operating Expenses	(10,347,910)	(4,516,068)

(Loss) Income from Operations	(6,024,571)	542,653

Interest income, net	57,430	82,913
Other income (expenses), net	784,979	(247,327)
(Loss) Income Before Income Taxes	(5,182,162)	378,239

Income tax benefits (expenses)	402,304	(284,695)

Net (Loss) Income	(4,779,858)	93,544
Less: net loss attributable to noncontrolling interests	58,268	-

Net (Loss) Income Attributable to Zhongchao Inc.’s shareholders	(4,721,590)	93,544

Other Comprehensive Loss
Foreign currency translation adjustment	(1,129,443)	(1,328,591)
Comprehensive Loss	(5,909,301)	(1,235,047)
Less: comprehensive loss attributable to noncontrolling interests	206,616	-

Net Loss Attributable to Zhongchao Inc.’s shareholders	$(5,702,685)	$(1,235,047)

Weighted average number of ordinary share outstanding
Basic and Diluted	26,029,138	25,976,000

(Loss) Earnings per share
Basic and Diluted	$(0.18)	$0.00

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

For the Six Months Ended June 30, 2023

							(Accumulated	Accumulated other
	Ordinary share				Additional		Deficit)	comprehensive	Non-
	Class A		Class B		paid-in	Statutory	Retained	(loss)	controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserve	earning	income	interest	equity
Balance as of December 31, 2022	20,531,423	$2,054	5,497,715	$550	$24,998,388	$1,315,017	$4,124,037	$(511,824)	$3,091,043	$33,019,265
Share-based compensation expenses	-	-	-	-	62,409	-	-	-	-	62,409
Net loss	-	-	-	-	-	-	(4,721,590)	-	(58,268)	(4,779,858)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(981,095)	(148,348)	(1,129,443)
Balance as of June 30, 2023	20,531,423	$2,054	5,497,715	$550	$25,060,797	$1,315,017	$(597,553)	$(1,492,919)	$2,884,427	$27,172,373

For the Six Months Ended June 30, 2022

	Ordinary share				Additional			Accumulated other
	Class A		Class B		paid-in	Statutory	Retained	comprehensive	Total
	Shares	Amount	Shares	Amount	capital	Reserve	earning	Income (loss)	equity
Balance as of December 31, 2021	19,435,423	$1,946	5,497,715	$550	$22,986,975	$1,199,054	$7,180,891	$1,197,006	$32,566,422
Ordinary shares issued in a shelf offering	1,060,000	106	-	-	1,850,368	-	-	-	1,850,474
Share-based compensation expenses	-	-	-	-	85,703	-	-	-	85,703
Net income	-	-	-	-	-	-	93,544	-	93,544
Foreign currency translation adjustments	-	-	-	-	-	-	-	(1,328,591)	(1,328,591)
Balance as of June 30, 2022	20,513,423	$2,052	5,497,715	$550	$24,923,046	$1,199,054	$7,274,435	$(131,585)	$33,267,552

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2023 and 2022

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(4,779,858)	$93,544
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization expenses	276,391	128,356
Writing off accounts receivable	1,286,280	-
Reversal of provision of doubtful accounts	(72,605)	-
Loss from disposal of property and equipment	1,466,469	-
Amortization of right of use assets	259,883	183,132
Recognition of share-based compensation expenses	62,409	85,703
Deferred tax expenses (benefits)	(378,162)	(29,296)
Equity investment loss	(74)	61,774
Changes in fair value of short-term investments	(592,141)	234,652
Changes in operating assets and liabilities:
Accounts receivable	2,007,725	(942,164)
Prepayments	(151,410)	(813,023)
Prepayments – related party	114,372	-
Inventories	(349,138)	-
Other current assets	(613,086)	79,119
Accounts payable	(133,425)	(13,515)
Advances from customers	9,440	20,991
Income tax payable	(78,043)	235,956
Accrued expenses and other liabilities	35,179	(30,266)
Lease liabilities	(222,909)	(91,584)
Net Cash Used in Operating Activities	(1,853,153)	(796,621)

Cash Flows from Investing Activities:
Purchases of property and equipment	(12,269)	(25,291)
Purchases of intangible assets	-	(15,434)
Prepayments for a long-term investment	-	(617,370)
Loans to third parties	(288,671)	(971,712)
Repayment of loans from third parties	1,840,000	1,165,041
Due from affiliates	225,163	(2,233,335)
Investments in short-term investments	(522,920)	(996,638)
Proceeds from redemption of short-term investments	697,379	533,747
Net Cash Provided by (Used in) Investing Activities	1,938,682	(3,160,992)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares in connection with a shelf offering	-	1,850,474
Net Cash Provided by Financing Activities	-	1,850,474

Effect of exchange rate changes on cash and cash equivalents	(319,161)	(326,486)

Net decrease in cash and cash equivalents	(233,632)	(2,433,625)
Cash and cash equivalents at beginning of period	11,520,453	13,914,982
Cash and cash equivalents at end of period	$11,286,821	$11,481,357

Supplemental Cash Flow Information
Cash paid for income tax	$78,043	$78,034

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$16,436	$1,771,361
Addition of property and equipment from deposit and prepayment for properties	$238,406	$-
Net off deferred tax assets with income tax payable	$2,067,833	$-

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